Mail Stop 4561

August 21, 2007

By U.S. Mail and facsimile to (203) 351-7644

Michael J. Critelli
Chairman and Chief Executive Officer
Pitney Bowes, Inc.
World Headquarters
1 Elmcroft Road
Stamford, CT 06926-0700

> **Re: Pitney Bowes, Inc.**
> **Definitive 14A**
> **Filed April 3, 2007**
> **File No. 001-03579**

Dear Mr. Critelli:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Director Compensation for 2006, page 18

1. With respect to the stock awards reported in column (c), clarify in the footnote the grant date fair value of each award computed in accordance with FAS 123R and the assumptions made in the valuation by reference to a discussion of those assumptions in Pitney's financial statements, footnotes to the financial statements, or discussion in the Management's Discussion and Analysis. See the Instruction to Item 402(k)(2)(iii)and (iv) and the Instruction to Item 402(k).

2. Refer to the disclosure in footnote (6) to the table regarding director tax reimbursement. Since this appears to be a standard compensation arrangement, please provide narrative disclosure of the tax reimbursement policies. Refer to Item 402(k)(3) of Regulation S-K.

Certain Relationships and Related-Person Transactions, page 19

3. Pursuant to paragraph (b) of Item 404 of Regulation S-K, please describe your policies and procedures for review, approval, and ratification of any transaction required to be disclosed under paragraph (a) of Item 404. This includes a discussion of the standards to be applied pursuant to such policies and procedures See Item 404(b)(1)(ii) and Section V.B. of Commission Release 33-8732A.

Report of the Executive Compensation Committee, page 31

4. Please provide a concise and complete description of the Executive Compensation Committee's processes and procedures for the consideration and determination of executive compensation. See Item 407(e)(3) of Regulation S-K and Section V.D. of Commission Release 33-8732A. Provide similar disclosure for the Governance Committee, which is responsible for the consideration and determination of director compensation. To the extent you disperse this information throughout the disclosure you have provided under Item 402 of Regulation S-K, please give appropriate consideration to consolidating the information in a manner that is readily accessible to the reader.

Compensation Discussion and Analysis, page 32

5. Please provide disclosure addressing the Executive Compensation Committee's analysis of the information contained in the tally sheets and how the evaluation of

this information resulted in specific compensation awards or modifications to the manner in which you implement your compensation program. Please analyze the extent to which amounts paid under each element affect decisions regarding the amounts paid or awarded under the other components of your compensation program. Ensure that your disclosure explains and places in context how and why determinations with respect to one element may or may not have influenced the Committee's decisions with respect to other allocated or contemplated awards. See Item 402(b)(1)(vi) of Regulation S-K.

6. Revise the Compensation Discussion and Analysis to capture material differences in compensation policies with respect to individual named executive officers. See Section II.B.1. of Commission Release No. 33-8732A. Refer to the wide disparities between Mr. Critelli's compensation compared to that of the other named executive officers. Provide a more detailed discussion of how and why Mr. Critelli's compensation differs from that of the other named executive officers. If policies or decisions relating to a named executive officer are materially different than the other officers, please discuss this on an individualized basis. Please give similar consideration to the disclosure relating to Mr. Martin's compensation as compared to the other named executive officers.

Benchmarking, page 34

7. Your disclosure lacks discussion of the material elements of the instructions or directions given to Frederic W. Cook & Co. Please provide the full disclosure required by Item 407(e)(3)(iii) of Regulation S-K.

Annual Performance-Based Incentive Compensation, page 36

8. Please provide quantitative disclosure of the terms of the necessary targets or performance objectives to be achieved in order for your executive officers to earn their incentive compensation. To the extent you believe that such disclosure is not required because it would result in competitive harm such that you may omit the disclosure under Instruction 4 to Item 402(b) of Regulation S-K, provide a detailed supplemental analysis supporting your conclusion and provide appropriate disclosure pursuant to Instruction 4. In discussing how difficult it will be for you to achieve the target levels or other factors, please provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm. In this regard, consider providing disclosure that addresses the relationship between historical and future achievement and the extent to which the Committee set the incentive parameters based upon a probability that you would achieve the performance objectives.

9. You provide little discussion and analysis of the effect of individual performance on incentive compensation despite disclosure suggesting it is a significant factor considered by the Executive Compensation Committee. Please provide additional detail and analysis of how individual performance contributed to actual 2006 compensation for the named executive officers. For example, disclose the elements of individual performance, both quantitative and qualitative, and specific contributions the Committee considered in its evaluation, and if applicable, how you weighted and factored them into specific compensation decisions. Finally, expand your discussion and analysis of the factors the Executive Compensation Committee considered in establishing personal objectives for Mr. Critelli. See Item 402(b)(2)(vii) of Regulation S-K.

2006 Annual Incentive Payout, page 37

10. Please provide expanded disclosure of how the Executive Compensation Committee determined the awards reported in the "Amount Earned and Paid" column. Without resorting to boilerplate, provide substantive analysis and insight that allows shareholders to gain an understanding of why you awarded each of the named executive officers an annual bonus that exceeded their respective base salary. Refer to Item 402(b)(2)(vi) of Regulation S-K. Provide similar disclosure as it relates to the amounts reported in the "2006 Long-Term Incentive Payout" table on page 39 as well as options granted on February 13, 2006. From an overall standpoint, please ensure that your disclosure contains appropriate analysis of the specific factors the Committee considered in ultimately approving particular pieces of each named executive officers' compensation package and that you describe the reasons why the Committee believes that the amounts paid to each named executive officer are appropriate in light of the various items it considered in making specific compensation decisions. Refer to Item 402(b)(1)(v) of Regulation S-K.

Change of Control Arrangements, page 41

11. Please describe and explain how you determined the appropriate payment and benefit levels under the various circumstances that trigger payments or provision of benefits under the change of control arrangements. See paragraphs (b)(1)(v) and (j)(3) of Item 402 of Regulation S-K. Also discuss how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements and the rationale for decisions made in connection with these arrangements.

Summary Compensation Table, page 43

12. For the awards reported in column (f), the footnote should disclose all assumptions made in the valuation. Refer to the Instruction to Item 402(c)(2)(v) and (vi). The discussion of the assumptions may be made by reference to a discussion of those assumptions in the financial statements, footnotes to the financial statements, or discussion in Management's Discussion and Analysis.

Pension Benefits, page 48

13. With respect to the named executive officers who participate in multiple plans, please revise the narrative to the Pension Benefits table to include a concise discussion of the reasons for multiple participation and the different purposes of each plan. In addition, to the extent applicable, revise the narrative to describe your policies regarding the granting of extra years of credited service. See Item 402(h)(3)(iv) and (v).

Nonqualified Deferred Compensation for 2006, page 51

14. Pursuant to the Instruction to Item 402(i)(2), please provide a footnote that quantifies the extent to which amounts reported in the earnings column is reported as compensation in the last completed fiscal year in the Summary Compensation Table. In addition, quantify the amounts reported in the aggregate balance at last fiscal year end (column (f)) that you previously reported as compensation to the named executive officer in your Summary Compensation Table for previous years.

Other Post-Termination Payments, page 53

15. In the various tables for each named executive officer, please aggregate the amount of compensation payable in each circumstance that would generate a payout.

Please respond to our comments by September 21, 2007 or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3397 with any questions.

Sincerely,

Jay Ingram
Attorney Advisor